UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39 Tower I, Metroplaza No. 223 Hing Fong Road Kwai Chung New Territories Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

  ☐ Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release relating to the groundbreaking ceremony for the construction of the Company’s TV and Multimedia Production Center in Tseung Kwan O Industrial Estate, Hong Kong, held on February 24, 2012 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name: Lai Ni Quiaque
Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: February 28, 2012

For Immediate Release

Groundbreaking of City Telecom’s TV & Multimedia Leads

Hong Kong into New TV Era

(Hong Kong, 24 February 2012) City Telecom a Groundbreaking Ceremony for its TV & in Tseung Kwan O Industrial Estate. Artistes including Ms. Maggie Cheung , Mr. Felix Wong , Mr. Frankie Lam , Ms. Bernice Liu , Ms. Prudence Liew , Mr. John Chiang , Mr. Yuen Wah , Ms. Leila Tong , Ms. Lisa Lui , Mr. Kelvin Kwan , Mr. Felix Lok , Ms. Maria Chen , Ms. Rain Lau , and emcees Ms. Catherine Chow and Mr. Benji Chiang attended to show their support.

Since submitting our application for the Domestic Free TV Service License in December 2009, City Telecom has been aggressively preparing to become a new TV station in Hong Kong. In August 2011, we were granted by the HKSAR Government a piece of land in Tseung Kwan O to build our TV & Multimedia Production Centre. To restore healthy development of the TV industry in Hong Kong, we have invited hundreds of elites from TV industry to join our cause, creating the strongest team in town. We aim to elevate the quality Hong Kong produced dramas to unseen standards, delivering a higher quality alternative for Hong Kong’s TV audience.

Highlights of Our TV & Multimedia Production Centre

City Telecom will invest HK$600 million to build a TV & Multimedia Production Centre with a total estimated gross floor area of approximately 300,000 square ft. on 219,670 square ft. land (equivalent to 33 football fields) at Tseung Kwan O Industrial Estate. The Centre is expected to go into full operation during 2014.

1. The Centre will consist of an 18,000 square ft. studio, which is the largest in Asia, 3 drama studios, 3 multipurpose studios and 1 news studio, equipped with Super High-definition shooting facilities. Our post-production suite will also possess 3D production facilities.

2. Uniquely, our Centre will be an open platform to welcome the public into our production process, with an aim of inspiring next generation’s interest academic sector and different organizations will be welcomed to observe our shooting process via the glass bottom overpass above the studio, as well as viewing our make-up studio and props workshop, to gain immersion in the full experience of TV Drama production.

Dream Team of Artistes, Production and Script Writers—Ready to Deliver Dramas that will Captivate the Audience

Since 2011, we have been aggressive in forming the dream team of artistes, production and script writers. We currently have 180 production and script writers, whom have been responsible for many of the most renowned drama series in recent years. In addition, our rapidly growing artiste pool is now over 140 artistes, including top-tier and veteran actors.

The team is committed to serve the public, refreshing the audience with high quality dramas of diversified grass roots themes. Our first release will be a refreshing youth musical, casting artistes with outstanding singing, performing & dancing techniques. In parallel, we are working on over 10 scripts that will be ready for airing by the end of this year. We will invest heavily in the production quality and return to real location shooting, rather than the stale in-studio norm that has developed over time.

Further, we aim to excite the Hong Kong TV industry with the introduction of 3D and other high-tech elements. Legacy TV stations are constrained by traditional over-the-air TV transmission medium. We will breakthrough these limitations by transmitting over our self-built fibre network that supports sufficient bandwidth and connects to the existing broadcasting systems in buildings that will take the home TV experience to new levels.

Nurturing Hong Kong’s Next Generation of Talents

One of our primary missions in setting up a new TV station is to enhance the quality of locally produced TV programs and nurture Hong Kong back into the leading position in the Asian TV industry. Faced with a talent gap, we have already launched courses to train up new artistes and backstage talents. University recruitment talks are now ongoing in the 8 universities in Hong Kong, the Hong Kong Institute of Vocational Education and the Hong Kong Academic of Performing Arts, with onsite selection process to attract young talents with potential. (For details, please refer to www.ctihk.tv/recruit)

Future Objectives

At commencement, we will broadcast 12 channels, of which 2 will be self-produced channels, 4 will be turn-around channels and the remaining 6 will be partnership channels. We will increase the number of channels to 20 in 3 years, including additional 2 self-produced channels, 8 turn-around channels and 10 partnership channels.

We target to produce drama totaling 260 hours in 2012 and 650 hours in 2013 for broadcasting at prime time at night. We will also produce informative and entertainment variety shows, totaling 104 hours in 2012 and 520 hours in 2013.

“ TV entertainment is an essential daily entertainment for the public, which is also an important channel for cultural heritage. Other than producing entertaining dramas and TV programs, we see corporate social responsibility as an important task: to enhance positive mentality in the community, to cultivate creativity consistently, to nurture Talents, to produce quality TV programs and to enhance TV existence, TV programs will be more worth-watching and the society will be growing more healthily,” Chairman of City Telecom, Mr. Ricky Wong said.

End

About City Telecom/ Hong Kong Broadband Network Limited

Established in 1992, City Telecom (H.K.) Limited (HKEX: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong via its own self-built fiber network. City Telecom’s -owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is thewholly fastest growing broadband service provider in Hong Kong. HKBN offers a diversified portfolio of innovative products that service over 1,240,000 subscriptions for broadband, local telephony and IP-TV. The Company has built a solid market position with top-of-the-line applications and practices enabling its substantial growth. The company takes great pride in developing its over 3,000 Talent force into a competitive advantage. Additional information on City Telecom can be found at www.ctigroup.com.hk.

For Enquiries, please contact:

Corporate Communications	Investor Engagement

Jessie Cheng	Peggy Chan

Tel: +852 3145 4118	Tel: +852 3145 6068

Fax: +852 2199 8372	Fax: +852 2199 8655

Email: chengcm@ctihk.com	Email: investor_engagement@ctihk.com

Appendix: Photos

Mr. Samson Tam, Legislative Council Member (4th from left), Ms. Shirley Yuen, CEO of HKGCC (5th from left), Mr. Ricky Wong, Chairman of City Telecom (3rd from right) and other guests of honour officiating the Groundbreaking Ceremony.

Mr. Ricky Wong, Chairman of City Telecom and Mr. Felix Wong performed traditional Chinese lion dance.

Officiating guests and artistes toasting for success of City Telecom’s Production Centre.